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                                            Filed by Komag, Incorporated
                                            Pursuant to Rule 425 under the
                                            Securities Act of 1933, and deemed
                                            filed pursuant to Rule 14a-12 under
                                            the Securities and Exchange Act of
                                            1934. Subject Company:
                                            HMT Technology Corporation
                                            Commission File No. 333-39340


                    KOMAG ANNOUNCES COMPLETION OF HMT MERGER

FOR IMMEDIATE RELEASE

SAN JOSE, Calif., October 2, 2000 /PRNewswire/ -- Komag, Incorporated (Nasdaq:
KMAG), a technical leader in the disk drive component industry, today announced that its merger with HMT Technology Corporation ("HMT") has been finalized.

Upon the close of the stock market today, HMT's stock has ceased trading and HMT stockholders will be issued 0.9094 shares of Komag stock in exchange for each HMT share they hold. In lieu of the issuance of fractional shares, stockholders will receive cash. HMT stockholders will receive a letter of transmittal by mail shortly from ChaseMellon Shareholder Services, the Exchange Agent, that will provide all of the necessary information to exchange shares. Stockholders may call 1-800-777-3674 with questions regarding the exchange of shares.

"I am pleased that the merger is complete and excited to lead the new team," said T.H. Tan, Komag's president and chief executive officer. "As stated previously, we believe our combined technology, marketing and manufacturing capabilities will significantly strengthen our position in the market place. Our task going forward will be to build on the strength of our combined organization to capitalize on the value we bring to our customers and the ultimate end users of our products to improve the return to our collective stockholders. In addition, we are actively involved in pursuing new business opportunities that we believe have the potential to benefit significantly from our resources and capabilities."

Ron Buschur, Komag's newly appointed chief operating officer, added, "During the last several months, while we obtained the necessary consents to complete the merger, we have spent considerable effort planning for the integration of our companies. I am delighted to get past the planning stage so we can begin the transition to our ultimate goal of being the lowest cost, highest quality producer in our industry. We expect our Malaysian operations to sell the first disks based on the HMT production process early in the first quarter of 2001."

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Komag has filed a Registration Statement on SEC Form S-4 in connection with the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Komag, HMT, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Komag by



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directing a request through the Investor Relations portion of Komag's website at
http://www.komag.com or by mail to Komag, Incorporated, 1710 Automation Parkway, San Jose, CA 95131, attention: Investor Relations, telephone: (408) 576-2000.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Komag and HMT file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Komag or HMT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Komag's and HMT's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

FORWARD-LOOKING STATEMENTS

The above information contains forward-looking statements about the company's position in the market place, transition of production to Malaysia, the cost and quality of products, the ability to integrate Komag's and HMT's operations, improve return on investment and pursuit of new business opportunities. While these statements represent Komag's current judgment, there can be no assurance that the company will complete the transition of production capacity to Malaysia on schedule, within budget or without encountering unplanned production problems, or that the integration of the two companies will progress smoothly and in a timely fashion, or that the company will be able to execute on new business opportunities. Further, return on investment is highly dependent on the economics of the data storage industry. Many of the variables that can affect the company's financial results are outside its control. These and other risk factors are described in the most recent Form 10-K, most recent Form 10-Q and other periodic reports filed by Komag and HMT with the Securities and Exchange Commission.

ABOUT KOMAG:

Founded in 1983, Komag, Incorporated is well positioned as the broad-based strategic supplier of choice for leading disk drive manufacturers. The company has produced over 465 million thin-film disks, the primary high-capacity storage medium for digital data in computers and consumer appliances. Komag's advanced development capability and high-volume, low-cost manufacturing expertise provide high quality, leading-edge disk products at a low overall cost to its customers. These attributes enable Komag to partner with customers in the execution of their time-to-market design and time-to-volume manufacturing strategies.



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For more information about Komag, visit Komag's Internet home page at
http://www.komag.com or call Komag's Investor Relations 24-hour Hot Line at 888-66-KOMAG or 408-576-2901.

Contact:          KOMAG, INCORPORATED, San Jose, CA
                  Ted Siegler at (408) 576-2209
                  E-mail communications: ir_web@komag.com